UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

METABOLIX, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

591018809
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐            Rule 13d-1(b)

☒           Rule 13d-1(c)

☐            Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 591018809

1.	Names of Reporting Persons.
	I.R.S. Identification No. of Above Persons (entities only)

	Vertical Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

	Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power	22,997

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	22,997

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,997

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9)		0.1%

12.	Type of Reporting Person*		PN

*                 SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 591018809

1.			Names of Reporting Persons.
I.R.S. Identification No. of Above Persons (entities only)

Vertical Fund II, L.P.
2.			Check the Appropriate Box if a Member of a Group*
(a)		☐
(b)		☒
3.			SEC Use Only

4.			Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power	10,756

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	10,756

	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	10,756

10.		Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.		Percent of Class Represented by Amount in Row (9)	less than 0.1%

12.		Type of Reporting Person*	PN

*              SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.532187101			13G

1.			Names of Reporting Persons.
I.R.S. Identification No. of Above Persons (entities only)

Stephen D. Baksa
2.			Check the Appropriate Box if a Member of a Group*
(a)		☐
(b)		☒
3.			SEC Use Only

4.			Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power	65,057

	6.	Shared Voting Power	33,753

	7.	Sole Dispositive Power	65,057

	8.	Shared Dispositive Power	33,753

9.			Aggregate Amount Beneficially Owned by Each Reporting Person 98,810

10.			Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.		Percent of Class Represented by Amount in Row (9)	0.4%

12.		Type of Reporting Person*	IN

*              SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 591018809

1.		Names of Reporting Persons.
I.R.S. Identification No. of Above Persons (entities only)

Jack W. Lasersohn
2.		Check the Appropriate Box if a Member of a Group*
(a)		☐
(b)		☒
3.		SEC Use Only

4.		Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power	20,000

	6.	Shared Voting Power	33,753

	7.	Sole Dispositive Power	20,000

	8.	Shared Dispositive Power	33,753

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 53,753

10.		Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.		Percent of Class Represented by Amount in Row (9)	0.2%

12.		Type of Reporting Person*	IN

*              SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a).	Name of Issuer:

Metabolix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

21 Erie Street
Cambridge, Massachusetts 02139

Item 2(a).	Name of Person Filing:

Vertical Fund I, L.P. (“VFI”) and
Vertical Fund II, L.P. (“VFII” and together with VFI, the “Partnerships”)
Stephen D. Baksa (“Baksa”)
Jack W. Lasersohn (“Lasersohn”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Partnerships, Baksa and Lasersohn has a principal business address at 25 DeForest Avenue, Summit, New Jersey 07901.

Item 2(c).	Citizenship:

Each of the Partnerships is a Delaware limited partnership. Baksa and Lasersohn are citizens of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

591018809

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

None of the above. The statement is filed pursuant to Rule 13d-1(c).

Item 4.                    Ownership.

                                (a)           Amount Beneficially Owned:   118,810 shares of Common Stock

                                (b)           Percent of Class:  0.5%

                                (c)           Number of shares as to which such person has:

                                                (i)            sole power to vote or to direct the vote:  118,810

                                                (ii)           shared power to vote or to direct vote:   0

                                                (iii)          sole power to dispose or to direct the disposition of:    118,810

                                                (iv)          shared power to dispose or to direct the disposition of:     0

                The foregoing amounts of shares and percentage represent the combined holdings of the two Partnerships, Baksa and Lasersohn.  The total includes 20,000 shares issuable upon the exercise of options held by Mr. Lasersohn that are currently exercisable but does not include 10,000 shares issuable upon the exercise of options held by Mr. Lasersohn that are not currently exercisable and do not become exercisable within the next 60 days.  The Partnerships, Baksa and Lasersohn are filing this statement jointly to reflect their combined ownership because the sole general partner of each Partnership is The Vertical Group, L.P., a Delaware limited partnership (“Vertical”), and Baksa and Lasersohn are general partners of Vertical, and the Partnerships and Baksa and Lasersohn may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2008

VERTICAL FUND I, L.P.

By: THE VERTICAL GROUP, L.P.
General Partner

By:	/s/ John E. Runnells
John E. Runnells,
General Partner.

VERTICAL FUND II, L.P.

By: THE VERTICAL GROUP, L.P.
General Partner

By:	/s/ John E. Runnells
John E. Runnells
General Partner

/s/ Stephen D. Baksa
STEPHEN D. BAKSA

/s/ Jack W. Lasersohn
JACK W. LASERSOHN